Suite 900    607 14th St., NW

Washington DC 20005-2018

t 202 508 5800    f 202 508 5858

September 9, 2011	direct dial 202 508 5832 direct fax 202 204 5621 jbradley@kilpatricktownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Polonia Bancorp, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Polonia Bancorp, Inc., the proposed holding company for Polonia Bank, a federally-chartered stock savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $3,066, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at 202-508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley
Joseph J. Bradley

Enclosures

cc:	Paul D. Rutkowski, Polonia Bancorp, Inc.